_________________ 1478 Stone Point Drive, Ste.400 Roseville, CA 95661 ROGER D. LINN rlinn@linnlawcorp.com	LINNLAW A PROFESSIONAL CORPORATION	______________ TELEPHONE: 916-782-4404 FACSIMILE: 916-788-2850

July 26, 2011

Tonia Bryan, Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	2-Track Global, Inc.
Form 14C
Filed July 15, 2011
File No. 333-89208

Ms. Bryan:

Thank you for taking the time to review the first revised Information Statement I sent you Friday morning.

Pursuant to our telephone conversation late Friday I am forwarding to you a second revised Information Statement which has been marked to show the changes made in response to your two comments.

With regard to your comment about expanding the “Approved Actions” section, we have expanded the description of the Amended and Restated Articles to specifically address each of the Articles in which new provisions have been added. See Page 7 of the Information Statement.

With regard to your comment relating to disclosure of potential stock issuances, we have added disclosure at page 2 to disclose current negotiations with a potential corporate acquisition and the number of common shares that might be issued if such negotiations result in a definitive agreement. Needless to say, if such a transaction were consummated, 2-Track Global, Inc. (the “Company”) would make complete, detailed disclosure in a Form 8-K filing. We believe the current disclosure strikes a balance between disclosing to stockholders the potential for the issuance of additional shares while accommodating the Company’s desire to continue its sensitive, non-public negotiations with a potential acquisition until such negotiations reach a stage appropriate for disclosure or are terminated. Except for these negotiations, the Company has no other plans, arrangements or understandings to issue stock at this time.

In our phone conversation it was suggested that the Company wait until any potential transaction was either consummated or abandoned before mailing out the Information Statement. We believe this suggestion is unjustified and unduly delays the Company’s legitimate and mandated disclosure obligations to its stockholders. We offer the following reasons for this position.

1)
You suggested in our phone conversation that having filed the preliminary 14C with the SEC gives adequate notice to our stockholders of the actions taken. While this may or may not be true, Regulation 14c-2 does not recognize a filing with EDGAR as the appropriate method of notice to stockholders but requires the registrant to transmit a written information statement to all stockholders. Consequently, in our view, the Company’s obligation to properly inform its stockholders of actions approved by stockholders owning a majority of the outstanding shares is not satisfied until the Information Statement is mailed to stockholders. More importantly the 20 calendar day waiting period mandated under Regulation 14c-2(b) does not commence until the Information Statement as been sent. Consequently, the Staff’s suggestion that the Information Statement not be sent until any current negotiations are either finalized in a definitive transaction or completely terminated could add weeks if not months to the implementation of the reverse stock split which the Board and stockholders have approved and the investing market now expects. This could have profound consequences and confusion to the public market for the Company’s common stock.

2)
We believe it is unreasonable to tie the dissemination of the Information Statement to other transactions totally outside the scope of the specific actions taken by the Company’s stockholders. You will note the “Approved Actions” do not include any actions relating to a proposed merger, acquisition or other corporate transaction. As the Staff is aware, a 14C is not a proxy solicitation. We are not asking stockholders to vote, approve or even consider any matter. We believe the Staff should allow deference to the Board and stockholder actions and allow those actions, such as the approved reverse stock split, to be implemented in a prompt and diligent manner.

3)
Due to the current, non-public negotiations currently underway, the Company is not prepared, nor is this Information Statement the proper place, to disclose comprehensive details of a proposed transaction that may or may not occur. In fact the Company is concerned that even disclosing the amount of information in this revised 14C in response to the Staff’s comment could trigger unwarranted speculation and possibly require further disclosures under Regulation FD that could prove very detrimental to the Company’s efforts to achieve a successful transaction.

For the above reasons we respectfully request that the Staff accept the expanded disclosure in response to its comment regarding future issuances of stock and allow this small Company to proceed, without further delay, with notifying its stockholders of and implementing the Approved Actions.

If the Staff still believes delaying the dissemination of this Information Statement is necessary, we request an opportunity to have a phone conference perhaps with your supervisor in order to resolve this matter.

Thank you for your prompt consideration of this matter.

Sincerely, LINNLAW CORPORATION /s/ Roger Linn Roger D. Linn, principal